UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of                     October                    , 2006
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934                     Yes ☐     No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA
(Registrant)
Date	October 31, 2006	By	/s/ Harsya Denny Suryo
(Signature)

Harsya Denny Suryo Vice President Investor Relation & Corporate Secretary

PRESS RELEASE
No. TEL. 603/PR000/COM-10/2006
TELKOM FILED ITS THIRD QUARTER UNAUDITED
CONSOLIDATED FINANCIAL STATEMENTS 2006
Jakarta, October 31, 2006 — Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (“TELKOM” or the “Company”) filed its un-audited consolidated third quarter 2006 Financial Statements to BAPEPAM (Capital Market Supervisory Agency) and the Stock Exchanges.
Complete Copies of both balance sheets and income statements are attached to this Press Release. For complete version, please visit www.telkom-indonesia.com
Summary of the balance sheet and income statements as attached to this Press Release, are as follows:

			% Increase
	Q3/06	Q3/05	Q3 06/05%
	(In Billion Rp.)
Total Assets	68,352	58,723	16%
Total Liabilities	33,647	31,952	5%
Minority Interest	7,195	5,879	22%
Total Equity	27,509	20,891	32%
Operating Revenue	37,200	30,154	23%
Operating Expense	20,017	17,544	14%
Operating Income	17,183	12,610	36%
Net Income	9,222	5,677	62%
EBITDA	24,498	18,452	33%
EBITDA Margin	65.9%	61.2%	4.7%

The Financial Statements are prepared in according with Generally Accepted Accounting Standard in Indonesia
TELKOM is the principal provider of fixed-line services in Indonesia. TELKOM’s majority-owned subsidiary Telkomsel is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provides a wide range of other telecommunications services including interconnection, network, data and internet services, and other telecommunications services. TELKOM’s shares are listed in the Jakarta and Surabaya Stock Exchange (JSX/SSX: TLKM) and its American depository Shares are listed in the New York Stock Exchange (NYSE:TLK) and London Stock Exchange (LSE:TKIA)

HARSYA DENNY SURYO
Vice President Investor Relations & Corporate Secretary
For further information, please contact:
Investor Relations Unit
PT TELEKOMUNIKASI INDONESIA, Tbk
Tel: 62-21-5215109
Fax: 61-21-5220500
Email: investor@telkom.co.id
Website: www.telkom-indonesia.com

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
AS OF SEPTEMBER 30, 2005 AND 2006
(Figures in table are presented in millions of Rupiah and thousands of United States Dollars

		2005	2006
	Notes	Rp	Rp	US$ (Note 3)
		(As restated)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2c,2f,6,46	5,447,032	8,308,894	901,182
Temporary investments	2c,2g,46	28,624	45,911	4,980
Trade accounts receivable	2c,2h,7,46
Related parties — net of allowance for doubtful accounts of Rp129,618 million in 2005 and Rp101,991 million in 2006		441,035	695,501	75,434
Third parties — net of allowance for doubtful accounts of Rp591,933 million in 2005 and Rp657,172 million in 2006		3,009,885	3,036,325	329,319
Other accounts receivable — net of allowance for doubtful accounts of Rp9,545 million in 2005 and Rp2,222 million in 2006	2c,2h,46	82,977	149,406	16,205
Inventories — net of allowance for obsolescence of Rp52,780 million in 2005 and Rp52,346 million in 2006	2i,8	212,115	187,774	20,366
Prepaid expenses	2c,2j,9,46	1,054,681	1,531,029	166,055
Prepaid taxes	40a	20,320	15,768	1,710
Other current assets	2c,10,46	13,606	276,677	30,008

Total Current Assets		10,310,275	14,247,285	1,545,259

NON-CURRENT ASSETS
Long-term investments — net	2g,11	101,733	101,193	10,975
Property, plant and equipment — net of accumulated depreciation of Rp34,136,437 million in 2005 and Rp43,229,048 million in 2006	2k,12	41,572,101	48,383,846	5,240,799
Property, plant and equipment under revenue sharing arrangements — net of accumulated depreciation of Rp486,858 million in 2005 and Rp522,937 million in 2006	2m,13,49	472,296	495,481	53,740
Property, plant and equipment under capital lease — net of accumulated depreciation of Rp125,092 million in 2006	2l,12	—	141,058	22,206
Prepaid pension benefit cost	43	1,362	640	69
Advances and other non-current assets	2c,14,46	1,428,887	757,326	82,139
Goodwill and other intangible assets — net of accumulated amortization of Rp2,534,648 million in 2005 and Rp3,239,653 million in 2006	1c,2d,15	4,722,811	4,218,685	457,559
Escrow accounts	16	113,122	6,446	699

Total Non-current Assets		48,412,312	54,104,675	5,868,186

TOTAL ASSETS		58,722,587	68,351,960	7,413,445

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars

	2005	2006
	Rp	Rp	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	8,392,177	7,882,107	854,892
Cellular	10,520,320	15,111,876	1,639,032
Joint operation schemes	1,147,955	343,261	37,230
Interconnection — net	5,362,258	6,497,771	704,747
Other services	5,083,528	7,384,686	800,942

Total cash receipts from operating revenues	30,506,238	37,219,701	4,036,844
Cash payments for operating expenses	(11,498,669)	(11,976,811)	(1,299,003)

Cash generated from operations	19,007,569	25,242,890	2,737,841

Interest received	217,592	464,712	50,403
Income tax paid	(3,165,418)	(5,318,733)	(576,869)
Interest paid	(933,298)	(780,379)	(84,640)
Cash receipt (refund) from/to customers and advances	(9,810)	(2,146)	(233)

Net Cash Provided by Operating Activities	15,116,635	19,606,344	2,126,502

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from (purchase) of investment and maturity of time deposits — net	(8,675)	(18,374)	(1,993)
Proceeds from sale of property, plant and equipment	120,589	23,915	2,594
Proceeds from sale of long-term investment	—	22,561	2,447
Cash dividend received	—	1,024	111
Acquisition of property, plant and equipment	(7,410,978)	(10,597,131)	(1,149,363)
(Increase) decrease in advance for acquisition of property, plant and equipment	(38,034)	73,444	7,966
Decrease (increase) in advances and others	26,725	(53,387)	(5,790)
Acquisition of intangible assets	—	(436,000)	(47,289)

Net Cash Used in Investing Activities	(7,310,373)	(10,983,948)	(1,191,317)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of Medium-term Notes	(290,000)	(145,000)	(15,727)
Repayments of long-term liabilities and capital lease obligation	(2,688,862)	(1,608,121)	(174,417)
Cash dividends paid	(4,202,184)	(6,973,856)	(756,384)
(Increase) decrease in escrow accounts	(76,842)	126,051	13,671
Redemption of Telkomsel’s notes	(780,565)	—	—
Payment for purchase of treasury stock	—	(611,186)
Proceeds from borrowings	1,029,092	3,589,610	389,329

Net Cash Used in Financing Activities	(7,009,361)	(5,622,502)	(543,528)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	796,901	2,999,894	325,368

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(205,993)	(65,684)	(7,124)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,856,124	5,374,684	582,938

CASH AND CASH EQUIVALENTS AT END OF YEAR	5,447,032	8,308,894	901,182

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED) (continued)
AS OF SEPTEMBER 30, 2005 AND 2006
(Figures in table are presented in millions of Rupiah and thousands of United States Dollars)

		2005	2006
	Notes	Rp	Rp	US$ (Note 3)
		(As restated)
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade accounts payable	2c,17,46
Related parties		744,772	964,176	104,574
Third parties		3,005,503	3,692,822	400,523
Other accounts payable		44,299	41,869	4,541
Taxes payable	2s,40b	1,833,742	2,496,066	270,723
Dividends payable		33,712	1,380	150
Accrued expenses	2c,18,46	1,631,433	2,060,715	223,505
Unearned income	19	1,599,150	1,982,158	214,985
Advances from customers and suppliers		250,326	222,546	24,137
Short-term bank loans	2c,20,46	675,190	1,021,100	110,748
Current maturities of long-term liabilities	2c,21,46	2,088,094	4,510,337	489,190

Total Current Liabilities		11,906,221	16,993,169	1,843,076

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2s,40e	2,564,262	2,162,928	234,591
Unearned income on revenue-sharing arrangements	2m,13,49	346,158	347,010	37,637
Unearned initial investor payments under joint operation scheme	2n,48	19,681	4,455	483
Provision for long service award	2c,2r,44,46	500,069	596,096	64,652
Provision for post-retirement health care benefits	2c,2r,45,46	3,031,942	2,937,396	318,590
Accrued pension and other post-retirement benefits costs	2r,43	1,424,313	1,148,856	124,605
Long-term liabilities — net of current maturities
Obligation under capital lease		—	220,643	23,931
Two-step loans — related party	2c,22,46	5,095,273	4,177,274	453,067
Notes and bonds	23	1,600,068	—	—
Bank loans	2c,24,46	1,900,100	2,670,250	289,615
Liabilities of business acquisitions	25	3,564,041	2,389,413	259,155

Total Non-current Liabilities		20,045,907	16,654,321	1,806,326

MINORITY INTEREST	26	5,879,149	7,195,424	780,415

STOCKHOLDERS’ EQUITY
Capital stock — Rp250 par value per Series A
Dwiwarna share and Series B share
Authorized — one Series A Dwiwarna share and
79,999,999,999 Series B shares
Issued and fully paid — one Series A Dwiwarna share
and 20,159,999,279 Series B shares	1b,27	5,040,000	5,040,000	546,638
Additional paid-in capital	28	1,073,333	1,073,333	116,414
Less: cost of treasury stock (55,443,500 shares)	29	—	(611,186)	(66,289)
Difference in value of restructuring transactions between entities under common control	30	—	90,000	9,761
Difference due to change of equity in associated companies		385,595	385,595	41,822
Unrealized holding gain available-for-sale securities	2g	5,471	4,724	512
Translation adjustment	2g	232,728	233,231	25,296
Retained earnings
Appropriated		1,803,397	1,803,397	195,596
Unappropriated		12,350,786	19,489,952	2,113,878

Total Stockholders’ Equity		20,891,310	27,509,046	2,983,628

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		58,722,587	68,351,960	7,413,445

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2005 AND 2006
(Figures in table are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

		2005	2006
	Notes	Rp	Rp	US$ (Note 3)
		(As restated)
OPERATING REVENUES
Telephone	2q,31
Fixed lines		8,313,529	8,073,223	875,621
Cellular		9,937,763	14,899,143	1,615,959
Interconnection	2q,32,46	5,746,259	6,366,453	690,505
Joint operation schemes	2n,33,48	479,839	485,342	52,640
Data and Internet	34	4,857,210	6,369,172	690,800
Network	35	425,256	460,864	49,985
Revenue-sharing arrangements	2m,36,49	174,645	306,347	33,225
Other telecommunications services		219,451	239,400	25,965

Total Operating Revenues		30,153,952	37,199,944	4,034,700

OPERATING EXPENSES
Personnel	37	5,112,527	4,960,987	538,068
Depreciation	2k,2l,2m,12,13	5,153,286	6,633,280	719,445
Operations, maintenance and telecommunication services	38	4,511,496	5,350,590	580,324
General and administrative	39	2,051,961	2,217,373	240,496
Marketing		714,322	854,830	92,716

Total Operating Expenses		17,543,592	20,017,060	2,171,049

OPERATING INCOME		12,610,360	17,182,884	1,863,651

OTHER INCOME (CHARGES)
Interest income		221,655	448,337	48,627
Interest expense		(918,165)	(862,038)	(93,497)
Gain (loss) on foreign exchange — net	2e	(886,578)	677,754	73,509
Equity in net income (loss) of associated companies	2g,11	10,350	(184)	(20)
Others — net		390,394	117,923	12,790

Other income (charges) — net		(1,182,344)	381,792	41,409

INCOME BEFORE TAX		11,428,016	17,564,676	1,905,060

TAX EXPENSE	2s,40c
Current tax		(4,002,983)	(5,617,263)	(609,248)
Deferred tax		363,305	230,251	24,973

		(3,639,678)	(5,387,012)	(584,275)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		7,788,338	12,177,664	1,320,785

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	26	(2,111,559)	(2,955,193)	(320,520)

NET INCOME		5,676,779	9,222,471	1,000,265

BASIC EARNINGS PER SHARE	2t,41
Net income per share		281.59	458.12	49.69

Net income per ADS (40 Series B shares per ADS)		11,263.45	18,324.80	1,987.51

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

3

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED)
FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

				Difference in
				value of
				restructuring	Difference
				transactions	due to change	Unrealized
			Additional	between entities	of equity	holding gain (loss)				Total
		Capital	paid-in	under common	in associated	on available-for-sale	Translation	Retained earnings		stockholders’
Description	Notes	stock	capital	control	companies	securities	adjustment	Appropriated	Unappropriated	equity
		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2005, as previously reported		5,040,000	1,073,333	(7,288,271)	385,595	884	229,595	1,680,813	19,139,393	20,261,342

Difference in value of transactions between entities under common control				7,288,271					(7,288,271)	—

Cumulative effect due to change in accounting policy — accounting for employee benefits, net of tax effect of Rp2,133,305 million		—	—	—	—	—	—	—	(2,133,305)	(2,133,305)

Balance as of January 1, 2005, as restated		5,040,000	1,073,333	—	385,595	884	229,595	1,680,813	9,717,817	18,128,037

Unrealized holding gain (loss) on	2g
available-for-sale securities		—	—	—	—	4,587	—	—	—	4,587

Foreign currency translation of CSM	2g	—	—	—	—	—	3,133	—	—	3,133

Resolved during the Annual General Meeting of the Stockholders on June 24, 2005
Declaration of cash dividend	42	—	—	—	—	—	—	—	(2,921,226)	(2,921,226)
Appropriation for general reserve	42	—	—	—	—	—	—	122,584	(122,584)	—

Net income for the year		—	—	—	—	—	—	—	5,676,779	5,676,779

Balance as of September 30, 2005, as restated		5,040,000	1,073,333	—	385,595	5,471	232,728	1,803,397	12,350,786	20,891,310

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

4

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED)(continued)
FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2005 AND 2006
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

					Difference in
					value of
					restructuring	Difference
					transactions	due to change	Unrealized
			Additional		between entities	of equity	holding gain (loss)				Total
		Capital	paid-in		under common	in associated	on available-for-sale	Translation	Retained earnings		stockholders’
Description	Notes	stock	capital	Treasury stock	control	companies	securities	adjustment	Appropriated	Unappropriated	equity
		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2006		5,040,000	1,073,333	—	90,000	385,595	(748)	233,253	1,803,397	14,667,571	23,292,401

Unrealized holding gain (loss) on available-for-sale securities	2g	—	—	—	—	—	5,472	—	—	—	5,472

Foreign currency translation of CSM	2g,11	—	—	—	—	—	—	(22)	—	—	(22)

Cash receipts from compensation for early termination of exclusive rights		—	—	—	—	—	—	—	—	—	—

Resolved during the Annual General Meeting of the Stockholders on June 30, 2006
Declaration of cash dividends	42	—	—	—	—	—	—	—	—	(4,400,090)	(4,400,090)

Treasury stock acquired — at cost	29	—	—	(611,186)	—	—	—	—	—	—	(611,186)

Net income for the year		—	—	—	—	—	—	—	—	9,222,471	9,222,471

Balance as of September 30, 2006		5,040,000	1,073,333	(611,186)	90,000	385,595	4,724	233,231	1,803,397	19,489,952	27,509,046

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

5